Exhibit (a)(ii)



                         Century Properties Fund XVIII
                     5665 Northside Drive, N.W., Suite 370
                            Atlanta, Georgia  30328




                                                                June 2, 1995


Dear Limited Partner:

  Enclosed is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by DeForest Ventures I L.P. (the "Purchaser") to purchase limited partnership units.

  The general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the offer.

  Limited partners are advised to carefully read the enclosed Schedule 14D-9.



                                            Century Properties Fund XVIII